UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 5995 Opus Parkway Minnetonka, Minnesota 55343	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

CONTENTS

Quarterly and Annual Results of Operations

On March 5, 2025, Stratasys Ltd. (“we” or “us”) announced our financial results for the fourth quarter and fiscal year ended December 31, 2024. A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

In conjunction with the conference call being held on March 5, 2025 to discuss our results, we are furnishing a copy of the slide presentation that provides supplemental information regarding our business and our financial results, and which will be referenced on that conference call. We have attached that presentation as Exhibit 99.2 to this Form 6-K, which exhibit is incorporated herein by reference.

The information in this Form 6-K, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated March 5, 2025 announcing the financial results of Stratasys Ltd. for the fourth quarter and year ended December 31, 2024

99.2	Slide presentation providing supplemental information to be referenced on the conference call of Stratasys Ltd. discussing its quarterly and annual financial results, being held on March 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: March 5, 2025	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer